1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Shareholders Approved NT$ 2.58 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 15, 2010

Taichung, Taiwan, June 15, 2010 – Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal for distribution 2009 profits.

The major conclusions of this shareholders’ meeting are as follows:

1. Shareholders approved the 2009 Business Report. Net sales for 2009 were NT$ 56,886,354 thousand, and net income was NT$ 8,789,829 thousand with diluted EPS of NT$ 2.80 per share.

2. Shareholders approved a proposal for distribution of 2009 profits:

(1)	A cash dividend of NT$ 2.58 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2009 net income of NT$ 8,789,829 thousand has already factored in employee profit-sharing expenses of NT$ 893,357 thousand and remuneration to directors and supervisors of NT$ 79,108 thousand. Employees’ bonuses of NT$ 893,357 thousand will be distributed all in cash.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 15, 2010	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer